Exhibit 99.1

January 12, 2017

Surveillance Department	Surveillance Department
BSE Limited	National Stock Exchange of India Ltd.
Dalal Street, Fort	“Exchange Plaza”, Bandra-Kurla Complex,
Mumbai – 400 001	Bandra (East), Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Ref.: Your email dated January 12, 2017

Sub: Clarification on media release in MINT dated January 12, 2017 captioned ‘FDA to re-audit three Dr. Reddy’s Labs plants.’

This is with reference to your email dated January 12, 2017, seeking clarification about the news item which appeared in ‘MINT’ dated January 12, 2017, captioned ‘FDA to re-audit three Dr. Reddy’s Labs plants.’

‘In this regard, the Company believes that scheduling of audit by the US FDA is a usual activity in the normal course of pharmaceutical industries’ business operations.

However, the information about the Company’s participation and access to the presentation material in the JP Morgan Annual Healthcare conference was already intimated to the Stock Exchanges on January 9, 2017.

Further, the movement in price of Company’s scrip is completely market driven and hence the Company has no comments to offer on share price movement.’

With regards,

Vikas Sabharwal

Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)